UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SKYBRIDGE G II FUND

(Name of Subject Company (Issuer))

SKYBRIDGE G II FUND

(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Marie Noble

SkyBridge Capital II, LLC

527 Madison Avenue, 4th Floor

New York, New York 10022

(212) 485-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

Rajib Chanda, Esq. Simpson Thacher & Bartlett LLP 900 G Street N.W. Washington, D.C. 20001 (202) 636-5500	Kenneth Burdon, Esq. Simpson Thacher & Bartlett LLP 855 Boylston Street, 9th Floor Boston, MA 02116 (617) 778-9200

July 30, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on July 30, 2025 by SkyBridge G II Fund (the “Company”) and is filed solely to update Amendment No. 1 to the Statement, filed on September 15, 2025 (“Amendment No. 1”), containing the Amended and Restated Form of Letter to Shareholders Dated September 15, 2025 (the “Letter to Shareholders”), a copy of which was previously filed as Exhibit G to Amendment No. 1.

This Amendment is being filed to correct a typographical error in the Letter to Shareholders. The percent of shares tendered for repurchase that have been accepted for repurchase by the Company is updated to 11.39%. The information contained in the Letter to Shareholders previously filed with Amendment No. 1 is hereby amended and supplemented by the Amended and Restated Form of Letter to Shareholders Dated September 17, 2025, attached hereto as Exhibit G.

Other than correcting this error, all other information included in the previous filing is unchanged.

Item 12. Exhibits.

Item 12 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description

G.	Amended and Restated Form of Letter to Shareholders Dated September 17, 2025.

EX-FILING FEES	Calculation of Filing Fee Tables.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

SKYBRIDGE G II FUND

By:	/s/ Raymond Nolte
Name: Raymond Nolte
Title: Trustee

September 17, 2025